3128



02005786

V-f 2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2002
WASH, D.C. SECTION
35A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GAGE-WILEY & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 PLEASANT STREET
(No. and Street)

NORTHAMPTON	MA	01060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER B. MILNE 413-594-9121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02
S.S.

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER B. MILNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE-WILEY & CO., INC., as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Judith A. Reynolds
NOTARY PUBLIC
My commission expires July 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Gage - Wiley & Company, Inc.
Northampton, MA

We have audited the accompanying statement of financial condition of Gage-Wiley & Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage-Wiley & Company, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Norwood, Massachusetts
January 18, 2002

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 230,855
Deposit with clearing organization	32,479
Receivable from broker-dealers and clearing organizations	215,090
Marketable securities owned, at market value	132,204
Membership in exchanges	1,958
Due from affiliate	16,539
Property and equipment, at cost, less accumulated depreciation and amortization of $239,612	33,213
Other assets	83,338
	$ 745,676

LIABILITIES AND OWNERS' EQUITY

Liabilities:	
Accrued commissions payable	$ 44,695
Accounts payable, accrued expenses, and other liabilities	201,899
Notes payable	64,404
	310,998
Liabilities subordinated to claims of general creditors	45,000
Mandatory redeemable preferred stock, 5,000 shares authorized	
Series A, 100 shares authorized, 11 shares issued $.01 par value, nonvoting	55,000
Series B, 100 shares authorized, 10 shares issued $.01 par value, nonvoting	50,000
Less treasury preferred stock at cost, Class A, 5 shares $.01 par value, nonvoting	(18,306)
Stockholders' equity:	
Common stock	
Class A, 3,000 shares authorized, 504 shares issued $.01 par value, voting	5
Class B, 2,000 shares authorized, 496 shares issued $.01 par value, voting	5
Additional paid-in capital	249,990
Retained earnings	194,984
Less treasury common stock at cost, Class B, 496 shares, $.01 par value, voting	(142,000)
Total Stockholders' Equity	302,984
	$ 745,676

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 2,070,876
Net dealer inventory and investment gains (losses)	(68,179)
Interest and dividends	9,200
Other	366,307
	2,378,204
Expenses:	
Employees compensation and benefits	1,414,160
Floor brokerage, exchange and clearance fees	248,681
Communications and data processing	66,755
Occupancy and equipment rentals	94,215
Interest	7,631
Other expenses	629,306
	2,460,748
Loss before income taxes	(82,544)
Income taxes	1,900
Net loss	$ (84,444)

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Shares		Additional		Treasury	Total
			Paid-In	Retained	Stock	Stockholders'
	Class A	Class B	Capital	Earnings	Class B	Equity
Balance, January 1, 2001	$ 5	$ 5	$ 249,990	$ 279,428	$ (142,000)	$ 387,428
Net loss				(84,444)		(84,444)
Balance, December 31, 2001	$ 5	$ 5	$ 249,990	$ 194,984	$ (142,000)	$ 302,984

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
For the Year Ended December 31, 2001

Subordinated borrowings as of January 1, 2001	$	45,000
Principal payment on a subordinated note		-
Subordinated borrowings as of December 31, 2001	$	45,000

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (84,444)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	14,711
Changes in assets and liabilites:	
Increase in Deposits with clearing organization	(1,030)
Increase in Receivable from broker-dealers and clearing organizations	(5,430)
Decrease in Marketable securities owned	112,888
Decrease in Receivable from affiliate	111,831
Increase in Other assets	(8,170)
Decrease in Income taxes payable	(28,525)
Decrease in Accrued commissions payable	(51,513)
Increase in Accounts payable, accrued expenses	23,202
Total adjustments	167,964
Net cash provided by operating activities	83,520
Cash flows from investing activities	
Capital expenditures	(5,342)
Net cash used for investing activities	(5,342)
Cash flows from financing activities	
Proceeds from issuance of Note payable	24,130
Payments on Note payable	(11,320)
Net cash provided by financing activities	12,810
Net increase in cash	90,988
Cash, beginning of year	139,867
Cash, end of year	$ 230,855
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 38,711
Interest	$ 7,631

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on December 29, 1986 for the purpose of doing business as a broker-dealer in securities. The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company continues, however, to process mutual fund transactions in its customers' names. The Company is registered as a broker dealer with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. (NASD) and is licensed as a broker dealer in 19 states.

Revenue and Expenses

Commission revenue and related expenses are recorded on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2001 there was an unrealized loss of $9,409.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Exchange Membership

Exchange membership is carried at cost.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE - 2 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE - 3 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable consist of the following at December 31:

Notes to current owner and former owner, uncollateralized, subordinated under Rule 15c3-1, interest is payable annually, based on simple interest of 8%, principal due in December 2002.	$ 45,000

Indebtedness at December 31, 2001 matures as follows:

Year	Principal Amount
2002	$45,000

The fair value of the notes payable approximates the carrying value.

NOTE – 4 NOTES PAYABLE

The company repurchased 248 shares of Class B common stock for $117,000 during 1999. The Company paid $55,000 in cash, and financed the balance of $62,000 with the former owner, with a note payable. Payments of $3,838 are to be paid quarterly which consist of principal and interest. The interest rate on this note is at 8.5%.

Principal payment due on this debt for each of the subsequent three years are as follows as of December 31, 2001.

2002	$12,313
2003	13,393
2004	14,568
	$40,274

The principal stockholder of this Company has advanced $24,130. The note does not have specific repayment terms established, nor an interest rate determined.

NOTE – 5 PROPERTY AND EQUIPMENT

As of December 31, 2001 major classes of property and equipment consisted of the following:

Computer equipment	$ 90,373
Furniture and fixtures	80,753
Leasehold improvements	74,528
Motor vehicle	27,171
	272,825
Less: Accumulated depreciation	239,612
	$ 33,213

Depreciation expense for 2001 was $14,711.

NOTE 6 - CAPITAL STOCK

The preferred Series A and B shares, issued in December of 1988, had a mandatory redemption date ten years from the date of original issue. During 1998, management decided to extend the mandatory redemption date for an additional ten year term. They are redeemable for an amount equal to that paid, without interest. All shares of each series of preferred stock are identical in all respects and have equal rights and privileges except to the extent that the Board of Directors may determine the amount of dividends to be paid with respect to shares of any series, such dividends may differ for all shares of one series relative to all shares of another series, as determined by the Board of Directors. Dividends are paid in a manner adopted by the Board of Directors, whether or not any dividends are declared or paid on the Company's common stock or other series of preferred stock.

NOTE 7 - RELATED-PARTY TRANSACTIONS

Within the Company's 401(k) profit sharing plan there was a segregated, vested profit sharing account which contained the value of a former owner's interest in the plan. The owner of the Company is the trustee of that segregated vested profit sharing account. The owner's segregated vested profit sharing account holds eleven shares of the Company's Series A preferred stock purchased at $5,000 per share. In 1996, 5 such shares were redeemed for $18,306 to a former owner.

Gage-Wiley Group, Inc., an affiliated entity, holds 10 shares of the Company's Series B preferred stock purchased at $5,000 per share.

The Company billed Gage-Wiley Group $150,000 for management services during 2001. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2001 the Company was owed $16,539 from this affiliate.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 8 - LEASE AGREEMENTS

The Company leases its operating facilities under operating leases expiring in various years through 2006. The Company subleases certain of its leased properties on a tenancy at will basis. Income under such subleases amounted to $66,796. Lease expense (net of sublease rental income) was $84,716.

Minimum future rental payments (before consideration of sublease rental income, and annual CPI adjustments) under noncancelable operating leases are approximately:

2002	$ 154,885
2003	140,557
2004	68,192
2005	71,083
2006	54,938
Total minimum future rental payments	$ 489,655

The Company is also responsible for insurance and repairs and maintenance for the above operating leases.

NOTE 9 - INCOME TAXES

The income tax provision included in the statement of income is as follows:

Taxes - current provision	
Federal	$ 900
State	1,000
	$ 1,900

There were significant reconciling items between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations.

Unrealized loss on securities	$ 9,410
Realized loss on security transactions	58,769
Other nondeductible expenses	21,189
	$ 89,368

GAGE- WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $277,880 at December 31, 2001, which exceeded required net capital of $100,000 by $177,880. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.12 to 1.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan which covers all employees meeting minimum age and service requirements with funding based upon employee contributions. The total profit sharing plan expense was approximately $19,783.

NOTE 12 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

NOTE 13 - LITIGATION

The Company is involved in some litigation arising in the ordinary course of business. In the opinion of management, the potential liability resulting from such litigation will not exceed $100,000. The Company has accordingly made such an accrual.

GAGE - WILEY & COMPANY, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the *Securities and Exchange Commission*

To the Board of Directors of
Gage-Wiley & Company, Inc.

We have audited the accompanying financial statements of Gage-Wiley & Company, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 18, 2002

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIRMENTS AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Computation of net capital	
Total stockholders' equity	$ 302,984
Add allowable additions to net capital	
Subordinated liabilities	45,000
Mandatory redeemable preferred stock	86,694
Adjustments	
Nonallowable assets	
Fixed assets, net	(33,213)
Membership in exchange	(1,958)
Due from affiliate	(16,539)
Other assets	(83,338)
Tentative net capital	299,630
Haircuts on investments	(21,750)
Net Capital	277,880
Computation of aggregate indebtedness	
Note payable	64,404
Accrued commissions payable	44,695
Accounts payable, accrued expenses	201,899
Aggregate indebtedness	310,998
Ratio of aggregate indebtedness to net capital	1.12 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 269,980
Net audit adjustments	-
Decrease in non-allowables and haircuts	7,900
Net capital per above	$ 277,880

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

GAGE - WILEY & COMPANY, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2001

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVICE REQUIREMENTS FOR BROKER\DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN

CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Gage-Wiley & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gage-Wiley & Company, Inc (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
January 18, 2002